UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 ZIX CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   98974P 10 0
                                 (CUSIP NUMBER)
                                                - copy to -
   George W. Haywood                      Gary T. Moomjian, Esq.
   c/o Cronin & Vris, LLP                 Kaufman & Moomjian, LLC
   380 Madison Avenue                     50 Charles Lindbergh Blvd., Suite 206
   24th Floor                             Mitchel Field, New York 11553
   New York, New York 10017              (516) 222-5100
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 2, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e),or 240.13d-1 (f), or 240.13d-1 (g), check the following box [ ].

NOTE:   Schedules  filed  in paper  format  shall  include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98974P 10 0                                       Page 2 of 4 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    George W. Haywood
--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [ ]
         (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
      PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)               [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                                  4,189,973
                ----------------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                                  145,000 (1)
                ----------------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                               4,189,973
                ----------------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER
                                          145,000 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,334,973 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                              [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------

(1) Includes 30,000 shares owned by wife and 115,000 shares owned jointly with mother.

     This Amendment No. 1 hereby amends and supplements the Schedule 13D filed by George W. Haywood with the Securities and Exchange Commission on July 9, 2002 (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Zix Corporation (formerly known as Zixit Corporation) (the "Company").

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Haywood used his own personal funds to purchase 480,800 shares of Common Stock, at an aggregate purchase price of $1,459,868, which acquisition is the event that requires filing of this Amendment No. 1. The 50,000 shares of Common Stock, purchased for $142,500 joint by Mr. Haywood and his mother, were provided by joint funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Aggregate number of shares of Common Stock beneficially owned:
             4,334,973
             Percentage: 23.9%

         (b) 1.   Sole power to vote or to direct vote: 4,189,973 (1)
             2.   Shared power to vote or to direct vote: 145,000 (2)
             3.   Sole power to dispose or to direct the
                   disposition: 4,189,973 (1)
             4.   Shared power to dispose or to direct the
                   disposition: 145,000 (2)


----------------------
         (1)      Includes 11,500 shares owned by children.
         (2) Includes 30,000 shares owned by wife and 115,000 shares owned jointly with mother.

         (c) Since the filing of the previous Schedule 13D, Mr. Haywood from time to time has purchased shares of Common Stock in the open market, as follows:

                                                    Per Share
         Date of                  Number of         Purchase
         Purchase                 Shares            Price ($)
         --------                 ------            ---------
         July 1, 2002             30,000            5.30
         July 19, 2002            40,000            3.66
         July 22, 2002            21,500            4.10
         July 23, 2002             7,000            4.02
         August 1, 2002           79,800            2.86
         August 2, 2002           58,000            2.91
         August 2, 2002           50,000 (*)        2.85
         August 5, 2002           50,000            2.84
         August 6, 2002           62,000            2.76
         August 7, 2002           50,000            2.54
         August 8, 2002           70,000            2.44
         August 12, 2002          12,500            2.42


         * Purchased shares jointly with mother.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 20, 2002


                                                     /s/George W. Haywood
                                                -------------------------------
                                                      George W. Haywood